FORM 5
        U.S. SECURITIES AND EXCHANGE COMMISSION     _____________________
                WASHINGTON, D.C.  20549            |    OMB APPROVAL     |
                 ANNUAL STATEMENT OF               |_____________________|
           CHANGES IN BENEFICIAL OWNERSHIP         |OMB NUMBER: 3235-0362|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
        Filed pursuant to Section 16(a) of the     |ESTIMATED AVERAGE    |
          Securities Exchange Act of 1934,         |BURDEN HOURS         |
         Section 17(a) of the Public Utility       |PER RESPONSE......1.0|
            Holding Company Act of 1935            |_____________________|
        or Section 30(f) of the Investment
               Company Act of 1940

----------------------------------------------------------------------------
1. Name and Address of Reporting Person

   Murray                        Bradley                     J
----------------------------------------------------------------------------
    (Last)                      (First)                    (Middle)

   Klarasbergsviaducten 70, Box 70381
----------------------------------------------------------------------------
                                  (Street)

   Stockholm                       Sweden                       SE 107 24
----------------------------------------------------------------------------
       (City)                      (State)                      (Zip)

----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Autoliv, Inc. (ALV)
----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

----------------------------------------------------------------------------
4. Statement of Month/Year

   January 31, 1999
----------------------------------------------------------------------------
5. If amendment, Date of Original (Month/Year)

----------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ___ Director                                      ___ 10% Owner
   ___ Officer (give title below)                     X  Other (specify
                                                                 below)
                  Member of Executive Committee
----------------------------------------------------------------------------
7.  Individual or Joint/Group Reporting (check applicable line)
    X Form Filed by One Reporting Person
   ___Form Filed by More than one Reporting Person

============================================================================
Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

----------------------------------------------------------------------------
1. Title of Security (Instr. 3)

Common Stock, par value $1.00 per share
Common Stock, par value $1.00 per share
----------------------------------------------------------------------------
2. Transaction Date (Month/Day/Year)

Sept. 22, 1998
Nov. 2, 1998
----------------------------------------------------------------------------
3. Transaction Code (Instr. 8)

A
S
----------------------------------------------------------------------------
4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

          2,000                       A                          $0*
          2,000                       D                          $31.25
      -------------           ------------------           -----------------
         Amount                   (A) or (D)                     Price

----------------------------------------------------------------------------
5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)

0
0
----------------------------------------------------------------------------
6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

----------------------------------------------------------------------------
7. Nature of Indirect Beneficial Ownership (Instr. 4)

----------------------------------------------------------------------------






============================================================================
TABLE      II - Derivative Securities, Acquired, Disposed of, or
           Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 3)

   Option
----------------------------------------------------------------------------
2. Conversion of Exercise Price of Derivative Security

   $35.99
----------------------------------------------------------------------------
3. Transaction Date (Month/Day/Year)

   Dec. 7, 1998
----------------------------------------------------------------------------
4. Transaction Code (Instr. 8)

   A
----------------------------------------------------------------------------
5. Number of Derivative Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4 and 5)

             5,000
        ----------------                         -------------------
               (A)                                        (D)
----------------------------------------------------------------------------
6. Date Exercisable and Expiration Date (Month/Day/Year)

              12/7/99                                12/7/08
          ------------------                     -----------------
           Date Exercisable                        Expiration Date
----------------------------------------------------------------------------
7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   Common Stock, par value $1 per share           5,000
   ------------------------------------   ------------------------------
               Title                         Amount or Number of Shares
----------------------------------------------------------------------------
8. Price of Derivative Security (Instr. 4)

   $0*
----------------------------------------------------------------------------
9. Number of Derivative Securities Beneficially Owned at End of Year
   (Instr. 4)

   11,500
----------------------------------------------------------------------------
10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

    (D)
----------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)

----------------------------------------------------------------------------










----------------------------------------------------------------------------

   EXPLANATION OF RESPONSES:

* Granted pursuant to Autoliv, Inc. 1997 Stock Incentive Plan



  /s/ Bradley J. Murray                              February 11, 1999
 ------------------------------                 ------------------------
  **  SIGNATURE OF REPORTING PERSON                     DATE



-----------------------------

** Intentional misstatements or omissions of facts constitutE Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78FF(A).

  NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure

  Potential persons who are to respond to the collection of information contained in this form are nor required to respond unless the form displays a currently valid OMB number.
=============================================================================